File no: 0-29718

1061612

3-31-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02030328

RECD S.E.C.
APR 9 2002

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2002

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

c0151
r f BC-a-LasVegas.com-Court 03-13 0375
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Las Vegas From Home.com Entertainment Inc. Files an Action in the Supreme Court of British Columbia Against Cryptologic Inc.

VANCOUVER, March 13 /CNW/ - Las Vegas From Home.com Entertainment Inc. ("Las Vegas") (CDNX: LVH, OTCBB: LVFHF, Berlin Stock Exchange: LVH) files an Action in the Supreme Court of British Columbia on March 12, 2002 (the "Action") against CRYPTOLOGIC INC. (TSE: CRY; NASDAQ: CRYT) of Toronto and its subsidiaries, CRYPTOLOGIC CARIBBEAN LIMITED, and WAGERLOGIC LIMITED (the "Cryptologic Group").

In the Action Las Vegas is claiming general damages against the Cryptologic Group for one or more of breach of contract, conspiracy, unlawful interference with economic relations and interests and unjust enrichment. Furthermore, the Statement of Claim includes a prayer for injunctive relief to prohibit and restrain the Cryptologic Group and their agents from using the confidential information of Las Vegas and, in that case, an accounting of all monies, profits and benefits made and received by the Cryptologic Group from the use of the confidential information of Las Vegas.

President & CEO Jacob H. Kalpakian states: "We at Las Vegas are disappointed that inasmuch as Las Vegas tried at all times to deal in good faith with Cryptologic, Crytologic's conduct has forced us to commence legal action against them. We will fight vigorously to defend the rights and interests of Las Vegas and we will pursue every legal option available to us".

Las Vegas's on-line multi player poker software is operating under the URL : www.gutspoker.com where it is enjoying steady incremental traffic. In addition, through its indirectly wholly owned Antiguan subsidiaries it is actively exploring several licensing opportunities for its software to existing gaming operators.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUT WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Jacob H. Kalpakian"

Jacob H. Kalpakian,
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
%SEDAR: 00003857E

-0- 03/13/2002

/For further information: Renmark Financial Communications Inc., Barry Mire: bmire(at)renmarkfinancial.com or Neil Murray-Lyon: nmurraylyon(at)renmarkfinancial.com, 514-939-3989, Fax: 514-939-3717, www.renmarkfinancial.com/

(LVH. LVFHF)

CO: Las Vegas From Home.com Entertainment Inc.
ST: British Columbia
IN: ENT
SU: LAW

-30-

Las Vegas From Home.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

March 25, 2002

Las Vegas From Home.com Entertainment Inc. (the "Company") annouces that the non-brokered Private Placement Financing for up to 2,500,000 common shares in the capital of the Company at the price of $0.15 per common share for total proceeds of $375,000 which was announced in the Company's News Release dated February 22, 2002 has been cancelled.

The Company is pleased to announce a non-brokered Private Placement Financing for up to 7,000,000 common shares in the capital of the Company at the price of $0.10 per common share, for total proceeds of $700,000. The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development, and any unspent amounts will be added towards general working capital. This transaction is subject to the approval of the regulatory authorities.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian
Chairman

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OF THIS RELEASE.

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

Las Vegas From Home.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

March 28, 2002

Further to the Company's News Release dated March 25, 2002, the non-brokered Private Placement Financing for up to 7,000,000 common shares in the capital of the Company has been increased to 7,350,000 common shares in the capital of the Company at the price of $0.10 per common share, for total proceeds of $735,000. The Company will expend the proceeds from this non-brokered private placement towards software development, and any unspent amounts will be added towards general working capital. This non-brokered Private Placement Financing shall be subject to regulatory approval.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
Chairman

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRMAR28.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Registrant)

Date March 28, 2002

By ______________________
(Signature)*

*Print the name and title of the signing officer under his signature.